FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

1 May 2015

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with 3.1.2 R and 3.1.4 R(1)(a).

On 1 May, HSBC Holdings plc was advised that the following acquisitions relating to dividends of US$0.50 ordinary shares (the "Shares") took place in London on 30 April 2015.

Directors

Name	Price per Share	Shares acquired
Safra Catz	US$42.5605	94 American Depository Shares* (representing 470 ordinary shares of US$0.50 each)
Rona Fairhead	US$8.5121	539
Douglas Flint	£6.4506 £6.4612	84 140
Stuart Gulliver	US$8.5121	66,125
Iain Mackay	US$8.5121 £6.4506	26,887 1,985
Marc Moses	US$8.5121	33,443
Sir Simon Robertson	US$8.5121	541
Jonathan Symonds	US$8.5121	482

*American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares.

Other PDMRs

Name	Price per Share	Shares acquired
Ann Almeida	US$8.5121 £6.4612	16,400 27
Samir Assaf	US$8.5121	37,078
Peter Boyles	US$8.5121 £6.4506	8,719 1,264
Simon Cooper	US$8.5121	9,389
John Flint	US$8.5121	14,650
Pam Kaur	US$8.5121	2,717
Alan Keir	US$8.5121 £6.4612	9,034 37
Stuart Levey	US$8.5121 £6.4506	9,929 2,113
Antonio Losada	US$8.5121 £6.4506	1,367 1,476

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 01 May 2015